LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

9 September 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 9 September 2003, Re: Lion Industries Corporation Berhad - i) Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Disposal"); and ii) Proposed Put and Call Option on the RM4.78 million Redeemable Convertible Unsecured Loan Stocks received pursuant to the Proposed Disposal for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

YASMIN WEILI TAN BT ABDULLAH
Secretary

dlw 10/7

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by **LION INDUSTRIES CORPORATION** on **09-09-2003 02:08:30 AM**
Reference No **LI-030908-62297**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Yasmin Weili Tan Bt Abdullah**
* Designation	:	**Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)

(i) Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Disposal")

(ii) Proposed Put and Call Option on the RM4.78 million Redeemable Convertible Unsecured Loan Stocks ("RCULS") received pursuant to the Proposed Disposal ("Proposed Put and Call Option on the RCULS")

(collectively referred to as the "Proposals")

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

Secretary - 9 SEP 2003

* **Contents :-**

1. Introduction

The Board of LICB wishes to announce that LLB Nominees Sdn Bhd ("LLB Nominees"), a wholly-owned subsidiary of LICB had on 6 September 2003, entered into an agreement with Lion Diversified Holdings Berhad ("LDHB") to dispose of its 18% equity interest in Parkson Investment Pte Ltd ("Parkson Investment") (which holds 56% in Parkson Retail Development Co Ltd (formerly known as Beijing Parkson Light Industry Development Co Ltd) and 20% equity interest in Parkson Venture Pte Ltd ("Parkson Venture") (which holds 50% in Qingdao No.1 Parkson Co Ltd) for an aggregate disposal consideration of RM23.85 million ("Proposed Disposal").

2. Background and basis of arriving at the disposal consideration

The Proposed Disposal is carried out simultaneously with Amsteel Corporation Berhad ("Amsteel") and Lion Asia Investment Pte Ltd, which together with the Company shall be collectively referred to as the "Parkson Vendors" for the disposal of their entire respective

to LDHB.

The disposal consideration for the equity interest in Parkson Investment and Parkson Venture of RM23.85 million was arrived at on a willing buyer-willing seller basis and after taking into account amongst others, the net tangible assets ("NTA") as at 30 June 2003 of RM22 million giving a premium of RM1.86 million or 8.46%.

3. Information on Parkson Venture

Parkson Venture was incorporated in Singapore as a private limited company on 26 May 1993. The present authorised share capital of Parkson Venture is SGD15,000,000 comprising 15,000,000 ordinary shares of SGD1.00 each, of which 14,800,000 shares have been issued and fully paid-up. Its principal activity is investment holding.

Parkson Venture has a 50% associated company incorporated in the PRC, namely Qingdao No.1 Parkson Co Ltd which is involved in property development and retailing.

The cost and the original date of investment by LLB Nominees in Parkson Venture are SGD2,960,000 and 20 May 1994 respectively.

Based on the audited accounts for the financial year ended 30 June 2002, Parkson Venture recorded a loss after taxation of SGD2,948 (equivalent to approximately RM6,314) whilst the NTA of Parkson Venture as at 30 June 2002 was SGD13.81 million (equivalent to approximately RM29.58 million).

4. Information on Parkson Investment

Parkson Investment was incorporated in Singapore as a private limited company on 14 October 1992. The present authorised share capital of Parkson Investment is SGD10,000,000 comprising 10,000,000 ordinary shares of SGD1.00 each, all of which has been issued and fully paid-up. Its principal activity is investment holding.

Parkson Investment has two (2) subsidiary companies, namely (i) 56% owned Parkson Retail Development Co Ltd (formerly known as Beijing Parkson Light Industry Development Co Ltd) which is principally involved in property development and retailing, and (ii) wholly-owned Rosenblum Investments Pte Ltd which is principally an investment holding company. Parkson Investment does not have any associated company.

The cost and the original date of investment by LLB Nominees in Parkson Investment are SGD1,800,000 and 30 June 1994 respectively.

Based on the audited accounts for the financial year ended 30 June 2002, Parkson Investment recorded a consolidated profit after taxation and minority interest of SGD6.9 million (equivalent to approximately RM14.74 million) whilst the NTA of Parkson Investment as at 30 June 2002 is SGD17.9 million (equivalent to approximately RM38.39 million).

5. Information on LDHB

LDHB was incorporated in Malaysia as a private limited company on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Bhd and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of the Kuala Lumpur Stock Exchange ("KLSE") on [illegible] LDHB is an investment holding company while its subsidiaries are principally

involved in property management and beer brewing in the PRC.

The authorised share capital of LDHB is RM500,000,000 comprising 1,000,000,000 ordinary shares of RM0.50 each of which 348,446,501 shares have been issued and fully paid-up.

Substantial Shareholders

The substantial shareholders of LDHB are Tan Sri Cheng Heng Jem ("TSWC"), Datuk Cheng Yong Kim, Lion Realty Pte Ltd, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, Lion Corporation Berhad, Amsteel Mills Sdn Bhd, LICB, LLB Steel Industries Sdn Bhd, Steelcorp Sdn Bhd and Datuk Lim Kheng Kim.

6. Payment Terms and salient features of the Put and Call Option

The payment terms will be in the form of Cash and RCULS as set out in Table 1.

Notes:

(1) the salient features of the RCULS are set out in Table 2.

(2) The Deferred Payment carries interest at the base lending rate of Malayan Banking Berhad ("Maybank's BLR") + 1% from the completion date and shall be payable together with the principal on their respective due dates.

(3) Upon completion, all equity interest of companies forming the Parkson Retail Group ("Parkson Equity Interest") shall be transferred to LDHB and LDHB shall simultaneously charge such amount of Parkson Equity Interest to the Parkson Vendors of value not less than 1.20 times of the aggregate of the deferred payment of RM11.9 million and interest payable (to be determined on completion date).

LICB shall enter into a Put and Call Option Agreement for RM4.78 million RCULS with TSWC or his nominees as set out in Table 3.

LICB may put the RCULS Option (comprising the RM4.78 million RCULS and the LDHB Shares as converted from the RM4.78 million RCULS) to TSWC or his nominees at the exercise price at the two (2) option dates of 15 December 2005 and 15 December 2006. In the event LICB did not exercise the put option on the first tranche of RM2.39 million RCULS on 15 December 2005, the entire RM2.39 million RCULS not exercised shall be exercisable on 15 December 2006.

Interest shall accrue on the Put and Call Price for the RM4.78 million RCULS from the issue date of the RCULS to the date of exercise of the RCULS Option at Maybank's BLR + 1%. The total amount payable upon exercise of the RCULS Option shall comprise the Put and Call Price plus interest less the 2% coupons accrued and/or paid on the RCULS.

For the period up to 15 December 2006, TSWC can call on the RCULS at any time for any amount (but shall be in multiples of RM100,000 RCULS) after issue and the interest and coupon shall be calculated up to the exercise date to determine the total price payable upon such call option being exercised. The amount payable on exercise of the Put and Call Option shall be made within 5 business days from the exercise date.

RCULS with the consent from TSWC.

7. Rationale for the Proposed Disposal

The Proposed Disposal will contribute a total cash inflow of RM23.85 million to the LICB Group which will be utilised for working capital and/or repayment of bank borrowings. The Proposed Disposal will also streamline LICB's investments as the subject assets are residual assets.

8. Financial effects of the Proposals

8.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of LICB.

8.2 Earnings

The Proposals are not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2004.

8.3 Net Tangible Assets ("NTA")

On a proforma basis, the Proposals are not expected to have a material impact on the NTA per share of the LICB Group based on the audited consolidated balance sheet as at 30 June 2002.

9. Approvals Required

The Proposed Disposal is subject to the sale and purchase of the Parkson Retail Group between Amsteel and LDHB being unconditional which include, inter alia, the following approvals being obtained:

(a) the shareholders of Amsteel;
(b) the shareholders of LDHB;
(c) the Securities Commission for the Proposed Disposal;
(d) the Foreign Investment Committee;
(e) the KLSE for the listing of the LDHB Shares converted from the RCULS;
(f) the relevant approvals or consents from the relevant lenders/financiers of the Parkson Vendors; and
(g) any other relevant authorities in Malaysia and the PRC.

LICB is not required to obtain approval from any authority for the Proposals.

The Proposed Disposal and the Proposed Put and Call Option on the RCULS is inter-conditional to each other.

10. Directors' interest

The following Directors do not consider themselves independent in respect of the Proposals:

nephew of TSWC, a substantial shareholder of LICB and LDHB.

2. Mr Cheng Yong Liang is the brother of Datuk Cheng Yong Kim and the nephew of TSWC.
3. Mr Heah Sieu Lay is the Managing Director of LDHB and an employee of Lion Subang Parade Sdn Bhd, a company in which TSWC is deemed to have a substantial interest via his substantial shareholding in LDHB, a subsidiary of LICB.
4. Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which TSWC is deemed to have a substantial interest via his substantial shareholding in LDHB.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Proposals.

11. Statement by the Board of Directors

The Directors, after careful deliberation, are of the opinion that the Proposed Disposal is in the best interest of LICB.

12. Documents available for inspection

The sale and purchase agreement between LICB and LDHB and the Put and Call Option Agreement are available for inspection at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any business day.

13. Time Frame for Completion

The Proposed Disposal is expected to be completed by 31 December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

		RM'mil
•	**Upon Completion**	
	-Cash	7.17
	-RCULS	4.78
•	**Deferred Payment**	
	-15 December 2004	5.95
	-15 December 2005	5.95
		23.85

Table 2

PRINCIPAL TERMS OF THE RCULS

The principal terms of the RCULS are set out in below:-

Issuer	:	LDHB
Indicative Issue Size	:	Up to RM100 million nominal value of RCULS
Nominal value per RCULS	:	RM1.00 each
Issue Price per RCULS	:	100% of its nominal value of RM1.00 per RCULS
Form and denomination	:	The RCULS will be issued in registered form and in multiples of RM1.00 each and constituted by a trust deed to be executed by LDHB
Tenure	:	Five (5) years commencing from and inclusive of the date of issue of the RCULS
Maturity Date	:	Five (5) years from the date of issue
Coupon Rate	:	The RCULS shall bear a coupon rate of 2% per annum (less any income tax payable) payable annually in arrears on the anniversary of the issue date during the tenure of the RCULS.
Conversion Price	:	The conversion price is fixed at RM0.86 per LDHB Share. The Conversion Price shall be satisfied by surrendering the RCULS with an aggregate value equivalent to the Conversion Price.
Conversion Rights	:	The registered holder(s) of the RCULS will have the right to convert the RCULS at the Conversion Price into new LDHB Shares on or after the issuance of RCULS up to and including the Maturity Date
Conversion Period	:	The RCULS shall be convertible into new LDHB Shares on any business day that is not a Saturday, Sunday or public holiday in Kuala Lumpur on or after the issuance of RCULS but ending on the Maturity Date

Redeemability	:	*(i) Optional Redemption ("Optional Redemption")* The issuer will have an option to redeem any of the RCULS by giving a two (2) weeks written notice to the holders at any time. *(ii) Redemption Upon Maturity ("Redemption Upon Maturity")* If for whatever reason the holder does not convert the RCULS or the issuer does not exercise the Optional Redemption, all of the RCULS outstanding will be redeemed for cash at RM1.00 per RCULS on the fifth (5th) anniversary following the allotment and issue date of the RCULS. *(iii) Mandatory Redemption ("Mandatory Redemption")* Mandatory Redemption by the issuer of the LDHB RCULS upon the occurrence of a shareholder's or creditor's winding up of the issuer. The Mandatory Redemption will be for cash of RM1.00 for every RCULS.
Listing	:	The RCULS will not be listed on the KLSE. Application will be made to the KLSE for the listing of and quotation for the new ordinary shares to be issued pursuant to the conversion of the RCULS
Status	:	The RCULS to be issued will be unsecured and shall as between the RCULS holders thereof, rank *pari passu* in all respects and without discrimination or preference

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

....

Secretary   - 9 SEP 2003

Ranking	:	The new LDHB Shares to be issued pursuant to the conversion of the RCULS shall, upon issue and allotment, rank *pari passu* in all respects with the then existing LDHB Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date at the close of business on which the shareholders must be entered in the record of depositors in order to be entitled to any dividends, rights allotments and/or other distributions) of which is prior to the date of conversion of the RCULS
Trust Deed	:	The RCULS will be constituted by a trust deed to be executed between LDHB and the Trustee, who will act for the benefit of the RCULS holders
Conversion Price Adjustment	:	The Conversion Price shall be adjusted by the Directors of LDHB after consultation with and certification by a merchant bank, universal broker or the auditors of LDHB in the event of:- (a) an alteration of the par value of LDHB Shares by reason of any consolidation, subdivision or conversion; or (b) an issue of LDHB Shares by LDHB to its shareholders, credited as fully paid, by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve fund); or (c) a capital distribution to shareholders made by LDHB whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unrepresented by available assets); or (d) a rights issue of the ordinary shares in the LDHB; or (e) any other circumstances that are deemed necessary by LDHB. Under no circumstances shall any adjustment result in the conversion price falling below the par value of the LDHB Shares. No adjustment to the conversion price shall be made unless it has been certified by a merchant bank, universal broker or the auditors of LDHB.
Governing Law	:	The laws of Malaysia

Table 3

	Put & Call Price
Put Option Date	**RM'mil**
15 December 2005	RM2.39 (for RM2.39 million RCULS)
15 December 2006	RM2.39 (for RM2.39 million RCULS)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

....

Secretary 10 SEP 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

8 September 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03 OCT -7 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 8 September 2003, Re: Suspension of trading for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

YASMIN WEILI TAN BT ABDULLAH
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by **LION INDUSTRIES CORPORATION** on **08-09-2003 01:34:08 PM**
Reference No **LI-030908-47858**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD (FORMERLY KNOWN AS LION LAND BHEHAD)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**YASMIN WEILI TAN BT ABDULLAH**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** **Reply to query**

* Subject :
SUSPENSION OF TRADING

* **Contents :-**

The Board of Lion Industries Corporation Berhad ("LICB") wishes to announce that the Exchange has approved LICB's application for suspension of the trading of the ordinary shares of LICB on the Kuala Lumpur Stock Exchange for one (1) day on 8 September 2003, pending announcement on the disposal of certain of its investments in due course.

This announcement is dated 8 September 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

Secretary

8 SEP 2003